PEASE OIL AND GAS COMPANY
751 Horizon Court, Suite 203
P.O. Box 60219
Grand Junction, Colorado 81506-8758
Phone: (970) 245-5917
Fax: (970) 243-8840

December 5, 2000

VIA EDGAR Transmission and Overnight Delivery

United States Securities and
     Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

                 Re:           Pease Oil and Gas Company;
                                 Registration Statement on Form S-4 File No. 333-95213
                                 Request for Withdrawal of Application

Ladies and Gentlemen:

        Pease Oil and Gas Company (the “Company”), hereby requests pursuant to Rules 477 and 478(c) of Regulation C of the Securities Act of 1933, as amended, to withdraw from registration the registration statement on Form S-4, including all amendments and exhibits thereto (the “Registration Statement”) (Registration Statement No. 333-95213), filed by the Company with the Securities and Exchange Commission (the “Commission”). The Registration Statement is being withdrawn because the Plan and Agreement of Merger between the Company and Carpatsky Petroleum, Inc. has been terminated. There was no circulation of preliminary prospectuses or proxy statements in connection with the proposed merger, the Registration Statement was not declared effective by the Commission, and none of the Company’s securities were offered or sold pursuant to the Registration Statement.

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

        Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (970) 243-8840.

        If you have any questions regarding this request for withdrawal, please contact Alan W. Peryam, counsel for the Company, at (303) 866-0900.

                                                                                                                                       Sincerely,

                                                                                                                                       /s/ Patrick J. Duncan
                                                                                                                                       Patrick J. Duncan
                                                                                                                                       President and Chief Executive Officer

cc:        Alan W. Peryam, Esq.